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Exhibit 1

MI DEVELOPMENTS ANNOUNCES 2006 FIRST QUARTER RESULTS

        May 3, 2006, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.SV.A, MIM.MV.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three months ended March 31, 2006. All figures are in U.S. dollars.

	REAL ESTATE BUSINESS(1) Three months ended March 31,
	2006	2005
	(in thousands, except per share figures)
Revenues	$43,739	$36,484
Net income	$22,172	$16,414
Funds from operations ("FFO")(2)	$33,216	$26,493
Diluted FFO per share(2)	$0.69	$0.55

	MID CONSOLIDATED(1) Three months ended March 31,
	2006	2005
	(in thousands, except per share figures)
Revenues
Real Estate Business	$43,739	$36,484
Magna Entertainment Corp. ("MEC")(3)	283,834	247,348
Eliminations	(6,396)	(510)

	$321,177	$283,322

Net income (loss)
Real Estate Business	$22,172	$16,414
MEC — continuing operations	2,838	(3,129)
Eliminations	(508)	(433)

Income from continuing operations	24,502	12,852
MEC — discontinued operations(4)	—	330

	$24,502	$13,182

Diluted earnings per share from continuing operations	$0.51	$0.26
Diluted earnings per share	$0.51	$0.27

(1)
Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.

(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Non-GAAP to GAAP Financial Measures" below.

(3)
Excludes revenues from MEC's discontinued operations for 2005.

(4)
MEC's discontinued operations consist of the operations of Flamboro Downs and Maryland-Virginia Racing Circuit, Inc., which were sold by MEC on September 30, 2005 and October 19, 2005, respectively.

REAL ESTATE BUSINESS

Operating and Development Highlights

        In respect of our core rental portfolio of Magna International Inc. ("Magna") facilities, during the first quarter of 2006 we brought on-stream three expansion projects with 152 thousand square feet of leaseable area at a cost of $7.2 million.

        During the first quarter of 2006, we received four new expansion projects from Magna totalling 101 thousand square feet with budgeted costs of approximately $8.6 million. At March 31, 2006, the Real Estate Business had eight properties under development: four in Canada, two in Austria and one in each of the United States and the Czech Republic. These expansions to existing facilities will add 273 thousand square feet to our income-producing portfolio. The total anticipated costs related to these projects are approximately $24.3 million, of which $11.9 million had been incurred as of March 31, 2006.

        At March 31, 2006, the Real Estate Business had 26.7 million square feet of leaseable area, with annualized lease payments of $149.6 million, representing a return of 10.6% on the gross carrying value of our income-producing portfolio.

        Subsequent to the quarter-end, we completed the purchase of a 344 thousand square foot industrial facility including 18.8 acres of land in Saltillo, Mexico from a third party for $11.8 million. On closing, the Real Estate Business assumed an existing lease with a subsidiary of Magna for 60% of the building and entered into a lease with the vendor for the remaining portion of the building.

        John Simonetti, Chief Executive Officer, commented, "Our Real Estate Business continues to perform well despite the slow-down in our Magna-related work, which is primarily due to the automotive industry challenges they are experiencing. By diversifying our revenue stream through the MEC financings, we have been able to continue to post strong results. We continue to monitor our MEC investment very closely and the addition of the MEC going concern disclosure in the first quarter reinforces the need for MEC to remain focused on the recapitalization plan that we helped them develop last July."

Financial Results

        For the three months ended March 31, 2006, revenues were $43.7 million, an increase of 20% over revenues for the three months ended March 31, 2005. The higher revenues reflect ongoing initiatives, including $1.6 million from completed Magna development projects coming on-stream, contractual rent increases on our existing rental portfolio of $0.5 million and $5.9 million of higher interest and other income earned from the financing arrangements with MEC and certain of its subsidiaries, partially offset by $0.1 million of higher straight-line rent reductions. Changes in foreign exchange rates decreased revenues by $0.7 million.

        FFO in the three months ended March 31, 2006 was $33.2 million, an increase of $6.7 million or 25% over FFO for the three months ended March 31, 2005 of $26.5 million. This improvement in FFO is due to a revenue increase of $7.3 million and a $0.8 million decrease in general and administrative expenses (as discussed below), partially offset by a $0.8 million increase in net interest expense and a $0.6 million increase in current income tax expense.

        Net income for the first quarter of 2006 was $22.2 million, an increase of $5.8 million or 35% over the prior year. The increase resulted from the increase in revenues of $7.3 million and a $0.8 million decrease in general and administrative expenses, partially offset by increased depreciation and amortization of $0.1 million, increased net interest expense of $0.8 million, a $0.1 million lower gain on disposal of real estate and a $1.3 million increase in income tax expense.

        General and administrative expenses for the first quarter of 2005 included $1.8 million of costs incurred in association with the Company's review of two proposals brought forth by Greenlight Capital, Inc. General and administrative expenses for the first quarter of 2006 included $0.6 million of costs incurred in association with the Company's defence against the oppression application brought by Greenlight (see "OTHER MATTERS — Litigation"), which were substantially offset by the estimated recovery of such costs under the Company's insurance policy. Excluding these costs, general and administrative expenses increased by $1.0 million in the first quarter of 2006 compared to the prior year, due primarily to $0.5 million of costs associated with repairs and maintenance on an income-producing property and increased salaries and professional fees.

        The debentures we issued in December 2004 are denominated in Canadian dollars and the increase in net interest expense is primarily due to the strengthening of the Canadian dollar against the U.S. dollar, as well as reduced interest income and lower capitalized interest. Interest income decreased to $1.0 million in the first quarter of 2006 compared to $1.4 million in the first quarter of 2005, due to a reduction in cash available for short-term investment, partially offset by a rise in interest rates. Capitalized interest decreased to $0.2 million in the first quarter of 2006 compared to $0.4 million in the first quarter of 2005.

        In the three months ended March 31, 2006, the Real Estate Business' income tax expense was $5.1 million, representing an effective income tax rate of 18.6% compared to an effective tax rate for the three months ended March 31, 2005 of 18.5%.

MAGNA ENTERTAINMENT CORP.

        At March 31, 2006, the market value of MID's shareholding in MEC was $426.6 million, based on the closing price of $6.79 per share for MEC Class A Subordinate Voting Stock (NASDAQ: MECA) on that date.

        MEC's racetracks operate for prescribed periods each year. As a result, racing revenues and operating results for any quarter will not be indicative of MEC's revenues and operating results for the year. MEC's comparative results for the first quarter of 2005 have been restated to reflect only continuing operations. Discontinued operations for the three months ended March 31, 2005 reflect the results of Flamboro Downs, the sale of which was completed on October 19, 2005, and Maryland-Virginia Racing Circuit, Inc., the sale of which was completed on September 30, 2005.

        MEC's revenues for the three months ended March 31, 2006 were $283.8 million, a 15% increase over revenues of $247.3 million in the prior year. The increase in revenues is primarily due to increased revenues from the casino operations at Remington Park, increased revenues in MEC's California operations due to 19 additional live race days at Golden Gate Fields and increased attendance and higher levels of wagering at Santa Anita Park, increased revenues due to the opening of the new grandstand facility at Gulfstream Park and the availability of the new turf course at Laurel Park and increased wagering revenues at MagnaBet™, MEC's European account wagering platform.

        Earnings before interest, taxes, depreciation and amortization from MEC's continuing operations, excluding the dilution gain and minority interest impact ("EBITDA"), was $29.4 million for the first quarter in 2006, compared to $11.7 million in the prior year. The $17.7 million improvement in EBITDA for the three months ended March 31, 2006 is primarily due to $36.5 million of increased revenue and $2.9 million of gains on the disposal of real estate, partially offset by $17.6 million of increased purses, awards and other expenses and $4.4 million of increased operating costs.

        Net income for the three months ended March 31, 2006 was $2.8 million, compared to a net loss of $2.8 million in the three months ended March 31, 2005. The increase in net income was due primarily to the increase in EBITDA noted above, partially offset by increased interest expense on MEC's Gulfstream Park and Remington Park project financings and bridge loan facility with a subsidiary of the Company, increased depreciation expense primarily as a result of the opening of the new clubhouse facility at Gulfstream Park in the quarter and the opening of the Remington Park casino facility in November 2005 and an increased minority interest expense due to the increase in MEC's net income before the impact of dilution gain and minority interest.

OTHER MATTERS

Directors

        On May 2, 2006, Messrs. John Barnett and Frank Vasilkioti were appointed to the Board, and Mr. Douglas Young resigned having previously informed the Board that he would not be standing for re-election. Mr. Barnett was also appointed MID's lead Director.

Dividends

        MID's Board of Directors has declared a dividend on MID's Class A Subordinate Voting Shares and Class B Shares for the first quarter ended March 31, 2006. A dividend of $0.15 per share is payable on or after June 15, 2006 to shareholders of record at the close of business on May 31, 2006.

Litigation

        On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and vigorously defended against it. The hearing of the application concluded on March 1, 2006 and the judge reserved his decision on the matter.

Toronto Stock Exchange ("TSX") Symbol Change

        As a result of a decision by the TSX to discontinue its symbol extension program, effective June 5, 2006, the Company's stock symbols on the TSX will change from MIM.SV.A and MIM.MV.B to MIM.A and MIM.B, respectively.

CONFERENCE CALL

        A conference call will be held for interested analysts and shareholders to discuss the first quarter results on May 3, 2006 at 1:30 pm EST. The number to use for this call is 1-800-814-4862. The number for overseas callers is 416-644-3426. Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com. The conference call will be chaired by John Simonetti, Chief Executive Officer.

        For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-877-289-8525 and Overseas — 416-640-1917 (reservation number is 21185246 followed by the number sign) and the rebroadcast will be available until May 10, 2006.

ABOUT MID

        MID is a real estate operating company engaged in the ownership, management, leasing, development and acquisition of industrial and commercial real estate properties. Virtually all of its income-producing properties are under lease to Magna and its subsidiaries. MID also holds a controlling investment in MEC, a publicly-traded company that, based on revenues, is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

        For further information, please contact Doug Tatters, Executive Vice-President and Chief Financial Officer, at 905-726-7507. For teleconferencing questions, please contact Angie Palmer at 905-726-7106.

RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES
REAL ESTATE BUSINESS
RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Three months ended March 31,
	2006	2005
Net income	$22,172	$16,414
Add back (deduct) non-cash items:
Depreciation and amortization	9,371	9,272
Future income taxes	1,678	905
Gain on disposal of real estate	(5)	(98)

Funds from operations	$33,216	$26,493

Basic and diluted funds from operations per share	$0.69	$0.55

Average number of shares outstanding (thousands)
Basic	48,290	48,227
Diluted	48,346	48,299

FORWARD-LOOKING STATEMENTS

        The contents of this press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2005, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2005. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Three Months Ended March 31,	2006	(restated — note 2) 2005	2006	2005	2006	(restated — note 2) 2005
Revenues
Rental revenue	$37,343	$35,974	$37,343	$35,974	$—	$—
Racing and other revenue	283,834	247,348	—	—	283,834	247,348
Interest and other income from MEC (note 11)	—	—	6,396	510	—	—

	321,177	283,322	43,739	36,484	283,834	247,348

Operating costs and expenses
Purses, awards and other	152,465	134,824	—	—	152,465	134,824
Operating costs	87,830	83,425	—	—	87,830	83,425
General and administrative (note 11)	22,046	22,792	4,657	5,459	17,029	17,410
Depreciation and amortization (note 11)	20,199	19,057	9,371	9,272	10,834	9,785
Interest expense (income), net (note 11)	10,914	9,726	2,481	1,717	14,675	8,009

Operating income (loss)	27,723	13,498	27,230	20,036	1,001	(6,105)
Gain on disposal of real estate	2,892	98	9	98	2,883	—
Dilution gain	153	7	—	—	153	7

Income (loss) before income taxes and minority interest	30,768	13,603	27,239	20,134	4,037	(6,098)
Income tax expense (recovery)	4,361	2,972	5,067	3,720	(706)	(748)
Minority interest	1,905	(2,221)	—	—	1,905	(2,221)

Income (loss) from continuing operations	24,502	12,852	22,172	16,414	2,838	(3,129)
Income from discontinued operations (note 2)	—	330	—	—	—	330

Net income (loss)	$24,502	$13,182	$22,172	$16,414	$2,838	$(2,799)

Basic and diluted earnings per Class A Subordinate Voting or Class B Share (note 4)
— Continuing operations	$0.51	$0.26
— Discontinued operations (note 2)	—	0.01

Total	$0.51	$0.27

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 4)
— Basic	48,290	48,227
— Diluted	48,346	48,299

See accompanying notes

Consolidated Statements of Changes in Deficit
(U.S. dollars in thousands)
(Unaudited)

Three Months Ended March 31,	2006	2005
Deficit, beginning of period	$(99,527)	$(79,932)
Net income	24,502	13,182
Dividends	(7,244)	(4,343)

Deficit, end of period	$(82,269)	$(71,093)

See accompanying notes

Consolidated Statements Of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Three Months Ended March 31,	2006	(restated — note 2) 2005	2006	2005	2006	(restated — note 2) 2005
OPERATING ACTIVITIES
Income (loss) from continuing operations	$24,502	$12,852	$22,172	$16,414	$2,838	$(3,129)
Items not involving current cash flows (note 9)	24,014	13,997	8,120	9,861	16,428	3,626
Changes in non-cash balances (note 9)	(24,486)	(6,900)	(2,183)	7,003	(22,188)	(13,903)

Cash provided by (used in) operating activities	24,030	19,949	28,109	33,278	(2,922)	(13,406)

INVESTMENT ACTIVITIES
Property and fixed asset additions	(41,833)	(45,219)	(8,920)	(23,030)	(32,913)	(22,189)
Proceeds on disposal of real estate properties	7,245	3,785	230	2,175	7,015	1,610
Other asset (additions) disposals	(587)	(122)	(680)	(14)	93	(108)
Loans receivable from MEC (note 11)	—	—	(43,290)	(11,366)	—	—

Cash used in investment activities	(35,175)	(41,556)	(52,660)	(32,235)	(25,805)	(20,687)

FINANCING ACTIVITIES
Net decrease in bank indebtedness	—	(500)	—	—	—	(500)
Issuance of long-term debt	—	11,027	—	—	—	11,027
Repayment of long-term debt	(9,373)	(1,820)	(86)	(75)	(9,287)	(1,745)
Loans payable to MID, net (note 11)	—	—	—	—	42,133	11,443
Issuance of shares	—	1,799	—	1,799	—	—

Cash provided by (used in) financing activities	(9,373)	10,506	(86)	1,724	32,846	20,225

Effect of exchange rate changes on cash and cash equivalents	1,003	(3,713)	903	(2,799)	100	(914)

Net cash flows provided by (used in) continuing operations	(19,515)	(14,814)	(23,734)	(32)	4,219	(14,782)
Net cash flows provided by discontinued operations	—	1,514	—	—	—	1,514

Net increase (decrease) in cash and cash equivalents during the period	(19,515)	(13,300)	(23,734)	(32)	4,219	(13,268)
Cash and cash equivalents, beginning of period	157,460	289,054	105,482	228,874	51,978	60,180

Cash and cash equivalents, end of period	$137,945	$275,754	$81,748	$228,842	$56,197	$46,912

See accompanying notes

Consolidated Balance Sheets
(Refer to Note 1 — Basis of Presentation)
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
As at	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$137,945	$157,460	$81,748	$105,482	$56,197	$51,978
Restricted cash (note 11)	58,116	39,104	14,282	13,649	43,834	25,455
Accounts receivable	75,047	47,966	9,330	8,291	65,717	39,675
Loan receivable from MEC (note 11)	—	—	89,236	74,725	—	—
Due from MID (note 11)	—	—	—	—	14,282	13,668
Income taxes receivable	3,427	3,429	2,469	3,429	958	—
Prepaid expenses and other	18,657	10,325	737	317	17,920	10,008
Assets held for sale (note 3)	2,800	2,719	—	—	2,800	2,719

	295,992	261,003	197,802	205,893	201,708	143,503
Real estate properties, net (note 5)	2,286,974	2,264,964	1,317,152	1,308,658	974,840	960,449
Fixed assets, net	75,759	67,367	528	576	75,231	66,791
Racing licences	109,868	109,868	—	—	109,868	109,868
Other assets, net (note 11)	15,860	16,018	3,056	2,437	19,849	20,878
Loans receivable from MEC (note 11)	—	—	149,891	118,145	—	—
Deferred rent receivable	13,852	14,031	13,852	14,031	—	—
Future tax assets	60,967	61,343	8,257	8,886	52,710	52,457
Assets held for sale (note 3)	76,653	76,593	—	—	76,653	76,593

	$2,935,925	$2,871,187	$1,690,538	$1,658,626	$1,510,859	$1,430,539

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$30,335	$30,260	$—	$—	$30,335	$30,260
Accounts payable and accrued liabilities	189,624	168,385	21,405	21,724	168,219	146,661
Income taxes payable	6,465	13,005	6,465	8,991	—	4,014
Dividends payable	7,244	—	7,244	—	—	—
Loan payable to MID (note 11)	—	—	—	—	89,236	74,725
Due to MEC (note 11)	—	—	14,282	13,668	—	—
Long-term debt due within one year	57,323	38,382	356	349	56,967	38,033
Deferred revenue (note 11)	21,020	13,255	3,867	5,702	18,561	8,846
Liabilities related to assets held for sale (note 3)	2,188	2,991	—	—	2,188	2,991

	314,199	266,278	53,619	50,434	365,506	305,530
Long-term debt	162,396	189,196	6,267	6,366	156,129	182,830
Senior unsecured debentures	226,185	226,398	226,185	226,398	—	—
Note obligations	213,355	213,357	—	—	213,355	213,357
Loans payable to MID (note 11)	—	—	—	—	149,891	118,145
Other long-term liabilities	17,288	12,872	—	—	17,288	12,872
Future tax liabilities	153,012	148,961	45,801	44,979	107,211	103,982
Minority interest	207,834	203,925	—	—	207,834	203,925
Liabilities related to assets held for sale (note 3)	24,752	24,746	—	—	24,752	24,746

	1,319,021	1,285,733	331,872	328,177	1,241,966	1,165,387

Shareholders' equity:
Share capital (note 6)	1,575,909	1,575,909
Contributed surplus (note 7)	2,249	2,112
Deficit	(82,269)	(99,527)
Currency translation adjustment	121,015	106,960

	1,616,904	1,585,454	1,358,666	1,330,449	268,893	265,152

	$2,935,925	$2,871,187	$1,690,538	$1,658,626	$1,510,859	$1,430,539

Commitments and contingencies (note 12)

See accompanying notes

Notes to Interim Consolidated Financial Statements
(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at March 31, 2006 and 2005 and for the three-month periods ended March 31, 2006 and 2005 are unaudited)

1.
BASIS OF PRESENTATION

(a)
Magna Entertainment Corp.

  The Company holds an investment in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track and account wagering markets. The Company owns approximately 58% of MEC's total equity, representing approximately 96% of the total voting power of its outstanding stock. MEC's results are consolidated with the Company's results, with outside ownership accounted for as a minority interest.

  The results of operations and the financial position of MEC have been included in these unaudited interim consolidated financial statements on a going concern basis, which contemplates the realization of MEC's assets and the discharge of MEC's liabilities in the normal course of business for the foreseeable future. MEC has a working capital deficiency of $163.8 million as at March 31, 2006. Accordingly, MEC's ability to continue as a going concern is in substantial doubt and is dependent on MEC generating cash flows that are adequate to sustain the operations of the business and maintain its obligations with respect to secured and unsecured creditors, neither of which is assured. On November 9, 2005, MEC announced that it had entered into a share purchase agreement with PA Meadows, LLC and a fund managed by Oaktree Capital Management, LLC (together, "Millennium-Oaktree") providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of the wholly-owned subsidiaries through which MEC currently owns and operates The Meadows, MEC's standardbred racetrack in Pennsylvania (note 3). Subject to the termination provisions in the share purchase agreement, the sale is scheduled to close following receipt of approval from the Pennsylvania Harness Racing Commission ("PHRC"), receipt by The Meadows of a Conditional Category 1 slot license pursuant to the Pennsylvania Race Horse Development and Gaming Act, and the satisfaction of certain other customary closing conditions. Funds received on the closing of this transaction will be used to repay MEC's bridge loan with a subsidiary of MI Developments Inc. (the "MID Lender"), which will mature on August 31, 2006 (note 11(a)(i)) unless extended with the consent of both parties. Funds received on the closing of this transaction will also be used to repay, in part, MEC's $50.0 million senior secured revolving credit facility with a bank (the "MEC Credit Facility"), which will mature on July 31, 2006 unless extended with the consent of both parties. The timing of the receipt of the slot license and PHRC approval, which is largely dependent on the applicable Pennsylvania regulators, and will determine the closing date of the transaction, is uncertain at this time. MEC expects the transaction to close during 2006, but is uncertain that it will occur prior to the current maturity dates of the bridge loan with the MID Lender and the MEC Credit Facility. MEC is considering alternatives with respect to these credit facilities, which may include refinancing or extension subject to agreement by the lenders. MEC is also continuing to pursue other funding sources in connection with its previously announced recapitalization plan, which may include further asset sales, partnerships and raising equity. However, the success of these efforts is not determinable at this time. These unaudited interim consolidated financial statements do not give effect to any adjustments which would be necessary should MEC be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying unaudited interim consolidated financial statements.

  MEC's racing business is seasonal in nature. MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. MEC's racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

(b)
Consolidated Financial Statements

  The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2005.

  The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively, "MID" or the "Company"). MID is a real estate operating company that currently owns, leases, manages and develops a predominantly industrial rental portfolio.

  The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles ("GAAP") for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2005 annual consolidated financial statements.

  In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2006 and 2005 and the results of operations and cash flows for the three-month periods ended March 31, 2006 and 2005.

  Financial data and related measurements are presented on the unaudited interim consolidated statements of income (loss), unaudited interim consolidated statements of cash flows, and unaudited interim consolidated balance sheets in two categories, "Real Estate Business" and "Magna Entertainment Corp.", which correspond to the Company's reporting segments as described in note 10 to the unaudited interim consolidated financial statements. Transactions and balances between the "Real Estate Business" and "Magna Entertainment Corp." have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 11, are eliminated in the consolidated results of operations and financial position of the Company.

  The Company has reclassified certain prior period amounts to conform to the current period's presentation. Prior period amounts have also been adjusted to reflect the restatement for discontinued operations (note 2) and changes in assets held for sale (note 3).

2.
DISCONTINUED OPERATIONS

(a)
On August 16, 2005, MEC and Great Canadian Gaming Corporation ("GCGC") entered into a share purchase agreement under which GCGC acquired all of the outstanding shares of Ontario Racing Inc. ("ORI"), a wholly-owned subsidiary of MEC that owned and operated Flamboro Downs, a standardbred racetrack and site holder for slot machines operated by the Ontario Lottery and Gaming Corporation, located in Hamilton, Ontario, Canada. Regulatory approval for this sale transaction was obtained on October 17, 2005, and MEC completed the transaction on October 19, 2005. On closing, GCGC paid $23.6 million and Cdn. $50.7 million in cash and also assumed ORI's existing debt.

(b)
On August 18, 2005, three subsidiaries of MEC entered into a share purchase agreement with Colonial Downs, L.P. ("Colonial LP") pursuant to which Colonial LP purchased all of the outstanding shares of Maryland-Virginia Racing Circuit, Inc. ("MVRC"). MVRC was an indirect subsidiary of MEC that managed the operations of Colonial Downs, a thoroughbred and standardbred horse racetrack located in New Kent, Virginia, pursuant to a management agreement with Colonial LP, the owner of Colonial Downs. Regulatory approval for the sale of MVRC was obtained on September 28, 2005, and MEC completed the transaction on September 30, 2005. On closing, MEC received cash consideration of $6.8 million, net of transaction costs, and a one-year interest-bearing note in the principal amount of $3.0 million, which is included in MEC's accounts receivable on the Company's unaudited interim consolidated balance sheets.

  MEC's results of operations and cash flows related to discontinued operations for the three-month period ended March 31, 2005 are shown in the following tables:

Three months ended March 31, 2005
Revenues	$6,680
Costs and expenses	4,923

1,757
Depreciation and amortization	246
Interest expense, net	634

Income before income taxes and minority interest	877
Income tax expense	314
Minority interest	233

Income from discontinued operations	$330

Three months ended March 31, 2005
Cash provided by operating activities	$1,713
Cash used in investing activities	(210)
Cash provided by financing activities	—
Effect of exchange rate changes on cash and cash equivalents	323

Net increase in cash and cash equivalents during the period from discontinued operations	1,826
Payments to MEC's continuing operations	(1,514)

Net increase in cash and cash equivalents during the period from discontinued operations	312
Cash and cash equivalents, beginning of period	636

Cash and cash equivalents, end of period	$948

3.
ASSETS HELD FOR SALE

(a)
On November 3, 2005, MEC announced that one of its subsidiaries that owns approximately 157 acres of under-utilized real estate located in Palm Beach County, Florida had entered into an agreement to sell the real property to Toll Bros, Inc., a Pennsylvania real estate development company, for $51.0 million. The proposed sale was subject to the completion of due diligence by the purchaser by April 3, 2006 and a closing by April 28, 2006. On April 3, 2006, MEC announced that the sale agreement was being terminated and, as such, the purchaser was not proceeding with the proposed sale as stipulated in the agreement. MEC is considering its options with respect to this property. As at March 31, 2006, MEC has determined that the plan of sale criteria under GAAP is no longer met in relation to this property and, accordingly, as at December 31, 2005, the property has been reclassified to reflect the carrying amount of the property in MEC's "real estate properties, net" on the Company's unaudited interim consolidated balance sheets rather than in assets held for sale.

(b)
On November 9, 2005, MEC announced that it had entered into a share purchase agreement with Millennium-Oaktree providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc., and MEC Pennsylvania Racing, Inc., each MEC wholly-owned subsidiaries through which MEC currently owns and operates The Meadows, a standardbred racetrack in Pennsylvania. Subject to the termination provisions in the share purchase agreement, the sale is scheduled to close following receipt of approval from the Pennsylvania Harness Racing Commission, receipt by The Meadows of a Conditional Category 1 slot licence pursuant to the Pennsylvania Race Horse Development and Gaming Act, and the satisfaction of certain other customary closing conditions. Under the terms of the share purchase agreement, Millennium-Oaktree will pay MEC $225.0 million and MEC will continue to manage the racing operations at The Meadows on behalf of Millennium-Oaktree pursuant to a minimum five-year racing services agreement. The purchase price is payable in cash at closing, subject to a holdback amount of $39.0 million, which will be released over time in accordance with the terms of the share purchase agreement.

  MEC is required to use the net proceeds from the sale of The Meadows to fully pay down principal amounts outstanding under the bridge loan with the MID Lender (see note 11) and to permanently pay down up to $12.0 million of the principal amounts outstanding under the MEC Credit Facility.

  MEC's assets classified as held for sale and corresponding liabilities related to this transaction at March 31, 2006 and December 31, 2005 are shown in the table below.

As at	March 31, 2006	December 31, 2005
ASSETS
Current assets:
Restricted cash	$433	$443
Accounts receivable	172	450
Income taxes receivable	1,231	857
Prepaid expenses and other	964	969

	2,800	2,719

Real estate properties, net	16,166	16,154
Fixed assets, net	1,600	1,576
Racing licence	58,266	58,266
Other assets, net	200	200
Future tax assets	421	397

	76,653	76,593

	$79,453	$79,312

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$2,167	$2,679
Deferred revenue	21	312

	2,188	2,991

Future tax liabilities	24,752	24,746

	$26,940	$27,737

4.     EARNINGS PER SHARE

Diluted earnings per share for the three-month periods ended March 31, 2006 and 2005 are computed as follows:

Three months ended March 31,	2006	2005
Income from continuing operations	$24,502	$12,852
Income from discontinued operations	—	330

Net income	$24,502	$13,182

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (thousands)	48,290	48,227
Stock options (thousands)	56	72

	48,346	48,299

Diluted earnings per Class A Subordinate Voting or Class B Share
— from continuing operations	$0.51	$0.26
— from discontinued operations	—	0.01

	$0.51	$0.27

The computation of diluted earnings per share for the three-month period ended March 31, 2006 excludes the effect of the potential exercise of 13,187 (2005 — nil) options to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

5.
REAL ESTATE PROPERTIES

Real estate properties consist of:

As at	March 31, 2006	December 31, 2005
Real Estate Business
Income-producing properties under operating leases
Land	$195,681	$192,873
Buildings, parking lots and roadways — cost	1,217,762	1,198,488
Buildings, parking lots and roadways — accumulated depreciation	(232,634)	(220,895)

	1,180,809	1,170,466

Development properties
Land and improvements	100,819	100,457
Properties under development	11,864	13,863

	112,683	114,320

Properties held for sale	23,660	23,872

	1,317,152	1,308,658

MEC
Revenue-producing racetrack properties
Land and improvements	207,170	206,873
Buildings — cost	592,614	495,018
Buildings — accumulated depreciation	(97,378)	(91,005)
Construction in progress	39,531	119,247

	741,937	730,133

Under-utilized racetrack properties	96,661	96,303

Development properties
Land and improvements	55,717	51,019
Properties under development	3,566	3,155

	59,283	54,174

Revenue-producing non-racetrack properties
Land and improvements	37,247	37,130
Buildings — cost	51,428	51,299
Buildings — accumulated depreciation	(11,716)	(11,090)

	76,959	77,339

Properties held for sale	—	2,500

	974,840	960,449

Eliminations (note 11)	(5,018)	(4,143)

Consolidated	$2,286,974	$2,264,964

6.
SHARE CAPITAL

Changes in the Company's Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate Voting Shares		Class B Shares		Total
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Shares issued and outstanding, December 31, 2004	47,642,083	1,554,779	548,238	17,893	48,190,321	1,572,672
Issued on exercise of stock options	70,000	2,237	—	—	70,000	2,237

Shares issued and outstanding, March 31, 2005 and June 30, 2005	47,712,083	1,557,016	548,238	17,893	48,260,321	1,574,909
Issued on exercise of stock options	30,000	1,000	—	—	30,000	1,000

Shares issued and outstanding, September 30, 2005, December 31, 2005 and March 31, 2006	47,742,083	$1,558,016	548,238	$17,893	48,290,321	$1,575,909

Pursuant to the terms of a normal course issuer bid for which the Company received approval from the Toronto Stock Exchange on May 19, 2005, the Company may, during the 12-month period commencing May 24, 2005 and ending May 23, 2006, purchase for cancellation up to a total of 4,005,956 Class A Subordinate Voting Shares, being 10% of the "public float" of the Class A Subordinate Voting Shares. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition. To date, the Company has not purchased any Class A Subordinate Voting Shares under the normal course issuer bid.

7.
CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

Three months ended March 31,	2006	2005
Contributed surplus, beginning of period	$2,112	$2,387
Stock-based compensation	137	88
Transfer to share capital on exercise of stock options	—	(438)

Contributed surplus, end of period	$2,249	$2,037

8.
STOCK-BASED COMPENSATION

(a)
On August 29, 2003, MID's Board of Directors approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. A maximum of 2.69 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

  MID has granted stock options to certain directors and officers to purchase MID's Class A Subordinate Voting Shares. Such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

  Activity in the MID Plan was as follows:

	2006		2005
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	390,000	33.49	490,000	33.16
Granted	20,000	39.12	—	—
Exercised	—	—	(70,000)	31.85

Stock options outstanding, March 31	410,000	33.77	420,000	33.38

Stock options exercisable, March 31	204,000	33.39	146,000	32.73

  The fair value of stock options granted was estimated at the date of grant using the Black-Scholes option valuation model. The weighted average assumptions used in determining the fair value of the MID stock options granted are shown in the table below.

Three months ended March 31,	2006	2005
Risk-free interest rate	4.0%	—
Expected dividend yield	1.76%	—
Expected volatility of MID's Class A Subordinate Voting Stock	21.3%	—
Weighted average expected life (years)	3.0	—
Weighted average fair value per option granted	$5.67	—

  The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. If other assumptions are used, stock-based compensation expense could be significantly impacted. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide the only measure of the fair value of its stock options.

  Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional Deferred Share Units ("DSUs") with a value equal to the market price of the Company's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director would become payable. The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares. The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares. Under the DSP, when a director leaves the Board, the director receives a cash payment equal to the value of the accrued DSUs at that time. There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs. Effective January 1, 2005, all directors must receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs.

  For the three months ended March 31, 2006, 3,984 DSUs were granted pursuant to the DSP. A total of 27,076 DSUs have been granted for periods up to and including March 31, 2006, all of which remain outstanding at March 31, 2006.

  During the three months ended March 31, 2006, the Real Estate Business recognized stock-based compensation expense of $0.3 million (2005 — $0.1 million), which includes $0.2 million (2005 — $20 thousand) pertaining to DSUs.

(b)
MEC has a Long-term Incentive Plan (the "MEC Plan"), adopted in 2000, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to MEC's directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.6 million shares of MEC's Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 6.3 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.3 million are available for issuance pursuant to any other type of award under the MEC Plan.

  During 2005, MEC introduced an incentive compensation program (the "MEC Program") for certain officers and key employees, which will award performance shares of MEC's Class A Subordinate Voting Stock as contemplated under the MEC Plan. The number of shares of Class A Subordinate Voting Stock underlying the performance share awards is based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of MEC's Class A Subordinate Voting Stock on the date the MEC Program was approved by the Compensation Committee of MEC's Board of Directors. These performance shares vested over a six or eight month period to December 31, 2005 and are to be distributed, subject to certain conditions, in two equal instalments. The first distribution date occurred prior to March 31, 2006 and the second distribution date is to occur on or about March 31, 2007. During the year ended December 31, 2005, 201,863 performance share awards were granted under the MEC Program with a weighted average grant-date market value of either $6.26 or Cdn. $7.61 per share (the "2005 Performance Share Awards"). At December 31, 2005, there were 199,471 vested 2005 Performance Share Awards and no non-vested 2005 Performance Share Awards. During the three months ended March 31, 2006, 73,443 vested 2005 Performance Share Awards were issued with a stated value of $0.5 million. Accordingly, there are 126,028 vested 2005 Performance Share Awards remaining to be issued under the MEC Program.

  For 2006, MEC continued the MEC Program as described in the preceding paragraph. The program is similar in all respects except that the performance shares granted in 2006 will vest over a 12-month period to December 31, 2006 and will be distributed, subject to certain conditions, on or about March 31, 2007. In the three months ended March 31, 2006, 159,788 performance share awards were granted under the MEC Program with a weighted average grant-date market value of either $6.80 or Cdn. $7.63 per share (the "2006 Performance Share Awards"). At March 31, 2006, there were 39,947 vested 2006 Performance Share Awards and 119,841 non-vested 2006 Performance Share Awards.

  In the three months ended March 31, 2006, MEC issued 25,896 (2005 — 14,175) shares of Class A Subordinate Voting Stock with a stated value of $0.2 million (2005 — $0.1 million) to MEC's directors in payment of services rendered.

  MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC's Class A Subordinate Voting Stock. All of such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of options.

  Activity in the MEC Plan was as follows:

	2006		2005
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Stock options outstanding, January 1	4,827,500	6.14	4,500,500	6.18
Granted	—	—	490,000	6.40
Exercised	—	—	—	—
Forfeited and expired	—	—	(145,000)	6.76

Stock options outstanding, March 31	4,827,500	6.14	4,845,500	6.19

Stock options exercisable, March 31	4,217,215	6.08	4,089,430	6.12

  The fair value of MEC stock options granted was estimated at the date of grant using the Black-Scholes option valuation model which requires the use of subjective assumptions and may not necessarily provide the only measure of the fair value of MEC's stock options (as described further in note 8(a)). The weighted average assumptions used in determining the fair value of the MID stock options granted are shown in the table below. If other assumptions are used, stock-based compensation expense could be significantly impacted.

Three months ended March 31,	2006	2005
Risk-free interest rate	—	4.0%
Expected dividend yield	—	—
Expected volatility of MEC's Class A Subordinate Voting Stock	—	55.1%
Weighted average expected life (years)	—	4.0
Weighted average fair value per option granted	—	$3.00

  During the three months ended March 31, 2006, MEC recognized stock-based compensation expense of $1.1 million (2005 — $0.3 million), including $0.3 million (2005 — nil) relating to performance share awards.

9.
DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows:

Three months ended March 31,	2006	2005
Real Estate Business
Straight-line rent adjustment	$172	$115
Stock-based compensation expense	288	108
Depreciation and amortization	9,371	9,272
Interest income from MEC	(3,456)	(510)
Gain on disposal of real estate	(9)	(98)
Future income taxes	1,678	905
Other	76	69

	8,120	9,861

MEC
Stock-based compensation expense	1,087	294
Depreciation and amortization	10,834	9,785
Interest expense with MID	2,608	—
Amortization of debt issuance costs	1,651	272
Gain on disposal of real estate	(2,883)	—
Dilution gain	(153)	(7)
Future income taxes	1,397	(4,206)
Minority interest	1,905	(2,221)
Other	(18)	(291)

	16,428	3,626

Eliminations (note 11)	(534)	510

Consolidated	$24,014	$13,997

(b)
Changes in non-cash balances:

Three months ended March 31,	2006	2005
Real Estate Business
Accounts receivable	$(888)	$1,597
Loan receivable from MEC	489	—
Prepaid expenses and other	(424)	(648)
Accounts payable and accrued liabilities	2,214	(1,139)
Income taxes	(1,699)	(116)
Deferred revenue	(1,875)	7,309

	(2,183)	7,003

MEC
Restricted cash	(18,369)	(5,216)
Accounts receivable	(25,382)	(9,214)
Prepaid expenses and other	(7,884)	(5,048)
Accounts payable and accrued liabilities	25,845	(399)
Income taxes	(5,376)	3,632
Loan payable to MID	(489)	—
Deferred revenue	9,467	2,342

	(22,188)	(13,903)

Eliminations (note 11)	(115)	—

Consolidated	$(24,486)	$(6,900)

10.
SEGMENTED INFORMATION

The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly-owned operations (the Real Estate Business) and publicly-traded operations (MEC). The segregation of operations between wholly-owned and publicly-traded operations recognizes the fact that, in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

The Company's reporting segments are as follows:

Real Estate Business

The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna International Inc.'s ("Magna") automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC operates or manages eleven thoroughbred racetracks, one standardbred racetrack and one racetrack that runs both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities, a United States national Internet and telephone account wagering business known as XpressBet® and a European account wagering service known as MagnaBet™. MEC also owns and operates HorseRacing TV™, a network focused on horseracing, and owns a 30% equity investment in AmTote International, Inc. ("AmTote"), a provider of totalisator services to the pari-mutuel industry. MEC also owns RaceONTV™ in Europe, which distributes North American racing content from MEC's racetracks and other U.S. racetracks that have agreed to participate in MEC's international distribution network to locations outside North America. To support certain of MEC's thoroughbred racetracks, MEC owns and operates three thoroughbred training centres in the United States. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to racetracks, MEC's real estate portfolio includes two golf courses and related recreational facilities in Austria and Canada, two residential developments in various stages of development in Austria and Canada and one residential development held for sale in the United States.

The Company's interim consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

11.
TRANSACTIONS WITH RELATED PARTIES

Mr. F. Stronach, the Company's Chairman and the Chairman of Magna and MEC, and two other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares. As the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)
MEC Bridge Loan and Project Financings

(i)
MEC Bridge Loan

    In July 2005, the MID Lender provided MEC with a 13-month bridge loan of up to $100.0 million expiring August 31, 2006. The bridge loan bears interest, at MEC's option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to the London Interbank Offered Rate ("LIBOR") plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9.0%. In February 2006, the MID Lender agreed to make the third and final tranche of the bridge loan, in the amount of $25.0 million, available to MEC and to waive compliance with a financial covenant contained in the bridge loan in relation to Golden Gate Fields for the period ended December 31, 2005. Concurrently, a similar waiver was provided to MEC under the MEC Credit Facility. Upon the third tranche becoming available, MEC paid the MID Lender an arrangement fee of $0.5 million and, in connection with the waiver, also paid a fee of $250 thousand and all of the MID Lender's associated costs. In addition, MEC pays an annual commitment fee equal to 1.0% of the undrawn facility.

    Also in February 2006, as a result of the fact that MEC had not, prior to December 1, 2005, entered into an agreement to sell The Meadows subject only to the approval of the Pennsylvania Harness Racing Commission (the agreement of sale that MEC entered into was subject to an additional condition requiring receipt by The Meadows of a Conditional Category 1 slot licence pursuant to the Pennsylvania Race Horse Development and Gaming Act), the bridge loan agreement was amended by the MID Lender and MEC in order to add certain MEC subsidiaries as additional guarantors and to have such subsidiaries grant the MID Lender additional security, including mortgages on properties owned by such subsidiaries in California, New York and Ohio.

    As a result of the fact that on April 3, 2006 MEC received notice that its agreement to sell approximately 157 acres of under-utilized real estate in Palm Beach County, Florida had been terminated by the proposed purchaser (see note 3), a mortgage in favour of the MID Lender was also registered against such real estate under the terms of the bridge loan.

    As at March 31, 2006, there was a balance of $89.2 million (December 31, 2005 — $74.7 million) due under the bridge loan, including $0.1 million (December 31, 2005 — $0.6 million) of interest and fees receivable.

  (ii)
  MEC Project Financings

    The MID Lender has made available two separate project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park. The project financing facilities have a term of 10 years from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

    Prior to the relevant completion date, amounts outstanding under each facility bore interest at a floating rate equal to 2.55% above MID's per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. Since the relevant completion date, amounts outstanding under each facility bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest will be deferred. However, commencing on the completion date for Remington Park, under certain circumstances a portion of cash from the operations of the Remington Park borrower must be used to pay deferred interest on the Remington Park project financing plus a portion of the principal under the facility equal to the deferred interest on the Gulfstream Park project financing. As at March 31, 2006, no such amount had been repaid. Commencing January 1, 2007, the MID Lender will receive monthly blended payments of principal and interest based on a 25-year amortization period under each of the project financing facilities.

    As at March 31, 2006, there was a balance of $119.5 million (December 31, 2005 — $97.1 million) due under the Gulfstream Park project financing, including $6.4 million of accrued interest (December 31, 2005 — $3.7 million). At March 31, 2006, there was a balance of $30.4 million (December 31, 2005 — $21.0 million) due under the Remington Park project financing, including $1.0 million of accrued interest (December 31, 2005 — $0.3 million).

    In connection with the Gulfstream Park project financing facility, MEC has placed into escrow (the "Gulfstream Escrow") with the MID Lender $13.0 million of proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that future Gulfstream Park construction costs can be funded, which escrowed amount has been and will be applied against such construction costs. At March 31, 2006, the amount held under the Gulfstream Escrow (including accrued interest) was $14.3 million (December 31, 2005 — $13.7 million), which is reflected as restricted cash and due to MEC on the balance sheet of the Real Estate Business.

  Approximately $7.6 million of costs have been incurred, including $0.4 million in the three months ended March 31, 2006, in association with the bridge loan and project financing facilities. At the MEC segment level, these costs are recognized as deferred financing costs and are being amortized into interest expense (of which a portion has been capitalized in the case of the Gulfstream Park and Remington Park project financings), over the respective term of the bridge loan and Gulfstream Park and Remington Park project financings. At a consolidated level, such costs are charged to general and administrative expenses in the periods in which they are incurred.

  All interest and fees charged by the Real Estate Business relating to the bridge loan and project financing facilities, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC's related deferred financing costs, are eliminated from the Company's consolidated results of operation and financial position.

(b)
MEC's Sales to Magna

  On March 31, 2006, MEC sold a real estate property held for sale and located in the United States to Magna. A gain on sale of $2.9 million was recognized based on the cash consideration received, net of transaction costs, of $5.6 million. MEC is required to use the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility.

(c)
MEC Option

  During the three months ended March 31, 2006, a subsidiary of MEC extended its option agreement with MID to acquire 100% of the shares of the MID subsidiary that owns land in Romulus, Michigan to April 3, 2006. On April 3, 2006, this option was further extended to June 2, 2006. MEC paid the Company a total of $21 thousand for these two extensions.

  At March 31, 2006, MEC had incurred approximately $2.9 million of costs related to this property and in pursuit of the racing licence for the site. If MID and MEC do not renew or further extend the option agreement, MEC may incur a write-down of these costs.

(d)
Hurricane Katrina Relief Effort

  In October 2005, the Company purchased 791 acres of land in Simmesport, Louisiana for $2.4 million. In 2006, the Company intends to donate up to 50 acres of this land to a not-for-profit organization established to assist the victims of Hurricane Katrina with charitable funding from Magna and other Canadian sources. The founding members and officers of this not-for-profit organization are officers and employees of MID and Magna. At March 31, 2006, the Company has accrued a liability of $0.4 million for the estimated value of the land to be donated.

  The Company will also lease the remaining parcel of land to the not-for-profit organization for a period of five years at a nominal cost. Magna has committed to fund the cost of land improvements and manufactured homes for the development of this community through the not-for-profit organization.

12.
COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and vigorously defended against it. The hearing of the application concluded on March 1, 2006 and the judge has reserved his decision on the matter.

(c)
MEC generates a substantial amount of its revenues from wagering activities and is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(d)
The Company had $5.6 million (Real Estate Business — $3.2 million; MEC — $2.4 million) of letters of credit issued with various financial institutions at March 31, 2006 to guarantee various of its construction projects. These letters of credit are secured by cash deposits of the Company. The Company has also issued $0.3 million of letters of credit under the Real Estate Business' $50.0 million unsecured senior revolving credit facility and $21.9 million of letters of credit under the MEC Credit Facility.

(e)
MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licences and permits at certain racetracks and to guarantee various construction projects related to activities of its subsidiaries. As at March 31, 2006, these indemnities amounted to $5.0 million with expiration dates through 2007.

(f)
At March 31, 2006, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $20.9 million (Real Estate Business — $7.5 million; MEC — $13.4 million).

(g)
During the three months ended March 31, 2006, the Real Estate Business entered into an agreement to purchase a 344 thousand square foot building and 18.8 acres of land in Saltillo, Mexico from a third party for $11.8 million, including transaction costs, to be paid in cash. The acquisition of this property closed in April 2006. On closing, the Real Estate Business assumed an existing lease with a subsidiary of Magna for 60% of the building and entered into a lease with the vendor for the remaining portion of the building, which leases expire in approximately seven years and two years, respectively.

(h)
The Maryland Jockey Club ("MJC") was a party to an agreement (the "Maryland Operating Agreement") with Cloverleaf Enterprises, Inc. ("Cloverleaf"), the current owner of Rosecroft Raceway ("Rosecroft"), a standardbred track located in Prince George's County in Maryland. The Maryland Operating Agreement was effective as of June 9, 2004 and expired on April 30, 2005. However both parties continued to informally operate under the terms of the Maryland Operating Agreement until April 9, 2006.

  The Maryland Operating Agreement has enabled Pimlico, Laurel Park and Rosecroft to conduct simulcast wagering on thoroughbred and harness race signals during the day and evening hours without restriction. Under the Maryland Operating Agreement, Cloverleaf agreed to pay the thoroughbred industry a 12% premium on pari-mutuel wagering (net of refunds) conducted at Rosecroft on all thoroughbred race signals, and MJC agreed to pay Cloverleaf a 12% premium on pari-mutuel wagering (net of refunds) conducted at Pimlico and Laurel Park on all standardbred race signals.

  On March 28, 2006, MJC entered into a Memorandum of Understanding (the "Cross-Breed Agreement") with Cloverleaf, to take effect April 9, 2006. Under the Cross-Breed Agreement, the parties agree to conduct cross-breed simulcasting at MJC locations and at Rosecroft Raceway, to operate the existing off-track betting facilities, to develop new off-track betting facilities within the state of Maryland and to allocate any future legislative authorized purse subsidies.

(i)
In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City Enterprises, Inc. ("Forest City") and various affiliates of MEC, anticipating the ownership and development of a portion of the Gulfstream Park racetrack property. Forest City has paid $2.0 million to MEC in consideration for its right to work exclusively with MEC on this project. This deposit has been included in MEC's accounts payable and accrued liabilities on the Company's unaudited interim consolidated balance sheets. In 2005, a Limited Liability Company Agreement was entered into with Forest City concerning the planned development of "The Village at Gulfstream Park™". The Limited Liability Company Agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial uses on a portion of the Gulfstream Park property. Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. The $2.0 million deposit received to date from Forest City shall constitute the final $2.0 million of the initial capital contribution. MEC is obligated to contribute 50% of any and all equity amounts in excess of $15.0 million as and when needed. To March 31, 2006, MEC has not made any such contributions. In the event the development does not proceed, MEC may have an obligation to fund a portion of those pre-development costs incurred to that point in time. As at March 31, 2006, approximately $9.2 million of costs have been incurred by The Village of Gulfstream Park, LLC, which have been funded entirely by Forest City. The Limited Liability Company Agreement further contemplates additional agreements including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement to be executed in due course and upon the satisfaction of certain conditions.

(j)
In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and certain affiliates of MEC to develop certain undeveloped lands surrounding Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC agreed to fund 50% of approved pre-development costs in accordance with a preliminary business plan for each of these projects, with the goal of entering into Operating Agreements by May 31, 2005, which was extended by mutual agreement of the parties to May 15, 2006. Up to March 31, 2006, MEC has expended $3.3 million on this initiative, of which $1.5 million was paid in the three months ended March 31, 2006. These amounts have been included in MEC's fixed assets on the Company's unaudited interim consolidated balance sheets. MEC is continuing to explore these developmental opportunities, but to March 31, 2006 has not entered into definitive Operating Agreements on either of these potential developments. Under the terms of the Letter of Intent, MEC may be responsible to fund additional costs. To March 31, 2006, MEC has not made any such payments.

(k)
On August 22, 2003, MEC completed the acquisition of a 30% interest in AmTote for a total cash purchase price, including transaction costs, of $4.3 million. MEC has an option to acquire an additional 30% equity interest in AmTote, exercisable at any time during the three-year period commencing on the date of acquisition (the "First Option"). If MEC exercises the First Option, it has a second option to acquire the remaining 40% equity interest in AmTote, exercisable at any time during the three-year period commencing on the date of exercise of the First Option. In addition, the shareholders of AmTote have the right to sell to MEC their remaining equity interest during the 120-day period following the exercise of the First Option.

13.
SUBSEQUENT EVENTS

(a)
On April 7, 2006, MEC announced that it had reached a definitive agreement with Churchill Downs Incorporated ("CDI") and Racing UK to partner in a subscription television channel called "Racing World" that will broadcast races from the Company's and CDI's racetracks, as well as other North American and international racetracks, into the United Kingdom and Ireland. Racing World, which launched on March 8, 2006, will offer exclusive distribution of MEC and CDI racing content. As part of the agreement, MEC, CDI and Racing UK will take ownership positions in Racing World, with MEC and CDI contributing their respective in-home video and wagering rights in the United Kingdom and Ireland, and Racing UK will manage the day-to-day channel operations.

(b)
Effective as of April 13, 2006, MEC has entered into agreements to sell a restaurant and related real estate located in the United States. Under the terms of the agreements, MEC will receive approximately $1.7 million at closing, subject to a working capital adjustment and other customary closing conditions. MEC expects this transaction to close on May 26, 2006 and to result in a gain of approximately $1.4 million. MEC is required to use the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility.

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Consolidated Statements Of Cash Flows (U.S. dollars in thousands) (Unaudited)